Mirae Corporation

714 Baeksuk-Dong, Cheonan-Si Chungcheongnam-Do, 330-200, Korea

Tel : 82-41-621-5070 FAX : 82-41-559-8789

December 1, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Jay Webb

Re:	Response to the Securities and Exchange Commission Staff Comments dated November 4, 2005 regarding the annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 000-30376)

Dear Mr. Webb:

Further to our letter (“Response Letter”) furnished to the Securities and Exchange Commission (the “SEC”) on November 18, 2005 in response to the comments from the staff of the SEC (the “Staff”) on our annual report on Form 20-F (the “2004 20-F”) for the year ended December 31, 2004, which was filed on June 30, 2005 and amended on July 28, 2005, we would like to provide the following supplemental information.

In our Response Letter, we had stated that we were in the process of restating our financial statements contained in the 2004 20-F pursuant to the comments from the Staff concerning the treatment of our variable interest in Cyber Bank under FIN 46(R). We also mentioned that we expected to be able to file an amended 2004 20-F containing the restated financial statements on or before November 30, 2005. Furthermore, we noted that for the Staff’s convenience, we will provide the Staff with a marked copy of the amended 2004 20-F, together with a cover letter that keys our responses to the comments from the Staff.

On November 30, 2005, we filed an amendment to 2004 20-F which contains the restated financial statements. In this regard, attached hereto as Exhibit A is a marked copy of the amendment to the relevant parts of the 2004 20-F filed on June 30, 2005, which show changes made to the Selected Financial Data in Item 3. “Key Information”, certain disclosures under Item 5. “Operating and Financial Review and Prospects”, certain disclosures under Item 15. “Controls and Procedures” and Note 29 to the financial statements and certain US GAAP consolidated balance sheet and consolidated statement of operations information in Item 18. “Financial Statements”.

Securities and Exchange Commission

December 1, 2005

Furthermore, with respect to the comment of the Staff concerning the treatment of our variable interest in Cyber Bank under FIN 46(R), set forth below are the relevant parts in the restated Note 29 to the financial statements filed as Item 18 of the amended 2004 20-F which address the treatment of our variable interest in Cyber Bank. For your ease of reference, we copied below the Staff’s initial comment concerning FIN 46(R).

Staff Comment:

Note 29. Reconciliation to Accounting Principles Generally Accepted in the United States of America, F-38

t. New Accounting Pronouncements, page F-42

We note your disclosure that you hold a variable interest in Cyber Bank, but that you concluded you were not the primary beneficiary. Please tell us how you assessed and concluded that you were not the primary beneficiary for purpose of FIN 46R. Please reference the applicable sections of FIN 46R you used to make your conclusions, including the one that consolidation of Cyber Bank was not required. We may have further comments after reviewing your response.

The Company’s Response:

i)	New Accounting Pronouncements (restated Note 29(u))

On January 17, 2003, the Financial Accounting Standards Boards (“FASB”) issued Interpretation No. 46 (“FIN 46”)—“Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities (“SPEs”).” The underlying principle behind FIN 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. The Company as a foreign private issuer adopted FIN 46(R) on December 31, 2004. The Company previously

Securities and Exchange Commission

December 1, 2005

determined that Cyber Bank, an equity method investee and a manufacturer of telecommunication appliance, was a VIE and that the Company held variable interests in Cyber Bank, but was not a primary beneficiary. Therefore, the accounts of Cyber Bank were not consolidated under US GAAP. In the course of preparing responses to SEC comments, the Company noted that the previous analysis did not consolidate Cyber Bank as it did not consider the relationship with the family members of Mr. Moon Soul Chung, the Company’s former CEO, who are the largest shareholders of the Company and Cyber Bank. After consideration of such relationship, the Company determined that the aggregate variable interests in Cyber Bank held by the Company and its related parties (the “Related Party Group”) will absorb a majority of Cyber Bank’s expected losses. In addition, as the Company has the largest exposure to the expected losses of Cyber Bank within the Related Party Group, the Company determined that it was Cyber Bank’s most closely associated party and primary beneficiary.

As a result, the Company restated its US GAAP reconciliation to consolidate Cyber Bank at December 31, 2004. Such restatement did not affect the US GAAP net loss or the US GAAP net loss per share for the year ended December 31, 2004 or shareholders’ equity as of December 31, 2004.

ii)	Restatement of Previously Reported US GAAP information (restated Note 29(a))

In the course of responding to SEC staff comments, the Company has identified errors in its reconciliation to US GAAP as of and for the year ended December 31, 2004. The errors relate to the application of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46(R)”), Accounting Principles Board (“APB”) Opinion No. 18 Equity Method of Accounting for Investments (“APB Opinion No. 18”), FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), and Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). As a result, the US GAAP amounts previously reported as of and for the year ended December 31, 2004 have been restated as follows.

Application of FIN 46(R): As mentioned in Note 29(u), the Company previously did not consolidate Cyber Bank as it did not consider the relationship with the family members of Mr. Moon Soul Chung, the Company’s former CEO, who are the largest shareholders of the Company and Cyber Bank. After consideration of the relationship between the Company and Mr. Chung’s family, the Company restated its US GAAP reconciliation to consolidate Cyber Bank at December 31, 2004. Such restatement did not affect the US GAAP net loss or the US GAAP net loss per share

Securities and Exchange Commission

December 1, 2005

for the year ended December 31, 2004 or shareholders’ equity as of December 31, 2004. The effects of these corrections are as follows (in millions of Korean won):

	As previously reported	Effect of restatement	As restated
Current assets	(Won)120,090	(Won)24,506	(Won)144,596
Non-current assets	111,941	1,565	113,506

Total assets	232,031	26,071	258,102

Current liabilities	77,359	18,901	96,260

Long-term liabilities	23,094	13,281	36,375

Minority interest in equity of consolidated subsidiaries	14,858	—	14,858

Total liabilities and minority interest	115,311	32,182	147,493

* * *

Should you have any questions regarding the foregoing, or otherwise with respect to this letter, please feel free to contact me by telephone at 82-41-559-8710 or by fax at 82-41-559-8789. Also, in order to expedite our communication with you, please copy Heon-Yup Lee of Debevoise & Plimpton LLP (Tel: 852-2160-9800; Fax: 212-521-8952 (U.S. fax number)) when you send any correspondence to us. We wish to thank you and other members of the Staff for your understanding with respect to the length of time which was required for us and our independent registered public accounting firm to complete the restatement.

Very truly yours,

/s/ Gi Hoon Joung
Gi-Hoon Joung
Director of Accounting Team and
Acting CFO